SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Lima, April 15, 2005

Comisión Nacional Supervisora
de Empresas y Valores
CONASEV

Reference: Material Event

Dear Sirs:

Our company, CREDICORP LTD. (NYSE: BAP) in accordance with the amended Peruvian Capital Market Law (TUO - Texto Unico Ordenado) approved by the Supreme Decree N° 093-2002-EF and the Material Event Regulation, Private Information and Other Communications, approved by the CONASEV resolution N° 107-2002-EF/94.10.0 (The Rule), modified by Conasev Resolution N° 009-2003-EF/94.10 (The Regulation), hereby notify you of the following “Material Event”:

The Board of Directors of Pacifico Peruano Suiza (PPS), a subsidiary of Credicorp Ltd., in its session held April 14, 2005 was informed by the General Manager, Mr. Arturo Rodrigo, of his resignation to the company and will hold his office through December 31, 2005. As a result of this decision, the Board has agreed to appoint Mr. David Saettone, who assume his new responsibilities beginning in January 1, 2006.

Sincerely

Fernando Palao

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2005

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.